Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario M5X 1A1

2.	Date of Material Change

October 15, 2013

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on October 16, 2013 through the facilities of MarketWire.

4.	Summary of Material Change

BMO Financial Group announced the appointment of Frank J. Techar as Chief Operating Officer, BMO Financial Group effective from November 1, 2013.

5.	Full Description of Material Change

BMO Financial Group announced the appointment of Frank J. Techar as Chief Operating Officer, BMO Financial Group effective from November 1, 2013. Mr. Techar has 29 years of experience at BMO Financial Group. He was appointed to his current role of President and CEO of Personal and Commercial Banking Canada in July 2006.

In his new role, Mr. Techar will assume overall accountability for the Personal & Commercial and Wealth Management businesses, as well as responsibility for associated operational aspects of the Technology & Operations and Marketing functions. He will continue to report to Bill Downe, President and CEO, BMO Financial Group.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Simon Fish, Executive Vice-President and General Counsel at (416) 867-4900.

9.	Date of Report

October 17, 2013